FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2009

VIDEOTRON LTD./VIDÉOTRON LTÉE
(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          ☑                    Form 40-F          ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]
Yes                    ☐                    No          ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

Quarterly Report for the Period Ending
June 30, 2009
VIDEOTRON LTD.
Filed in this Form 6-K

Documents index
1- Quarterly report for the period ended June 30, 2009 of Videotron Ltd.

QUARTERLY REPORT
2009 FISCAL YEAR
VIDEOTRON LTD
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Six-Month Period
January 1, 2009 – June 30, 2009
August 7, 2009

VIDEOTRON LTD.
Interim Consolidated Financial Statements
For the three-month and six-month periods ended June 30, 2009
(Unaudited)

MANAGEMENT DISCUSSION AND ANALYSIS
COMPANY PROFILE
Videotron Ltd. (the “Company”) is a wholly-owned subsidiary of Quebecor Media Inc. (the parent company) and is a subsidiary of Quebecor Inc. (the ultimate parent company). The Company is a cable service provider in the province of Québec for pay-television services, Internet access and telephony services. The Company also provides business telecommunication services, wireless communication services and operates a chain of video stores.
The following Management Discussion and Analysis covers the main activities in the second quarter of 2009 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report for the financial year ended December 31, 2008 (Form 20F), which is available on the Web site of the U.S. Securities and Exchange Commission at www.sec.gov.
HIGHLIGHTS SINCE MARCH 31, 2009
•	We recorded our best second quarter ever, with a net income of $151.8 million, up 36% from the same period in 2008.

•	We continued to register strong growth in the second quarter of 2009, posting substantial customer base increases for our four major products: cable television, Internet access, cable telephone and wireless telephone. It was the 16th consecutive quarter of growth for all the Company’s services.
NON-GAAP FINANCIAL MEASURES
We use certain supplemental financial measures that are not calculated in accordance with or recognized by accounting principles generally accepted in Canada (“Canadian GAAP”) or accounting principles generally accepted in the United States (“U.S. GAAP”) to assess our financial performance. We use non-GAAP financial measures, such as operating income and average monthly revenue per user, which we refer to as ARPU, because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this quarterly report may not be comparable to other similarly titled measures disclosed by other companies.
Operating Income
We define operating income, reconciled to net income under Canadian GAAP, as net income before amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, income taxes and non-controlling interest. Operating income margin is operating income as a percentage of operating revenues. Operating income, and ratios using this measure, are not intended to be regarded as an alternative to other financial operating performance measures, or to the statement of cash flows as a measure of liquidity. Operating income is not intended to represent funds available for debt service, reinvestment, distributions of dividends, or other discretionary uses, and should not be considered in isolation from, or as a substitute for, our financial information reported under Canadian GAAP and U.S. GAAP. We use operating income because we believe that it is a meaningful measure of performance since operating income excludes, among other things, certain non-cash items and items that are not readily comparable from year to year. Operating income is also commonly used in the sector in which we operate, as well as by the investment community to analyze and compare companies in our fields of activity. Operating income has limitations as an analytical tool, including:

MANAGEMENT DISCUSSION AND ANALYSIS
•	although amortization is a non-cash charge, the assets being amortized will often have to be replaced in the future, and operating income does not reflect cash requirements for such capital expenditures;

•	it does not reflect income tax expense or the cash necessary to pay income taxes;

•	it does not reflect financial expenses or the cash necessary to pay financial expenses; and

•	it does not include the gain and loss of using financial instruments.
It should be noted that our definition of operating income may not be identical to similarly titled measures reported by other companies, limiting its usefulness as a comparative measure. We provide a reconciliation of operating income to net income as disclosed in our consolidated financial statements in table 1 below.
Table 1
Reconciliation between the operating income measure used in this report and the net income measure used in the consolidated financial statements
(in millions of Canadian dollars)

	Three-months		Six-months
	ended June 30		ended June 30
	2009	2008	2009	2008

Operating Income	$232.7	$182.2	$456.3	$379.1
Amortization	(58.8)	(53.4)	(117.4)	(106.0)
Financial expenses	(18.4)	(28.5)	(33.3)	(50.1)
Gain on valuation and translation of financial instruments	10.6	18.3	21.1	11.7
Other	0.7	—	1.8	—
Income taxes	(14.9)	(7.1)	(36.0)	(25.9)
Non-controlling interest	(0.1)	—	(0.2)	(0.1)

Net Income	$151.8	$111.4	$292.3	$208.7

Average Revenue per User
Average monthly revenue per user (“ARPU”) is an industry metric that we use to measure our cable, Internet and telephony revenues per month per average basic cable customer. ARPU is not a measurement consistent with Canadian GAAP or U.S. GAAP. We calculate ARPU by dividing our combined cable television, Internet access and telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.
2009/2008 second QUARTER COMPARISON
Revenues: $487.4 million, an increase of $40.0 million (8.9%).
•	Combined revenues from all cable television services increased by $12.7 million (6.2%) to $216.4 million. This growth was primarily due to an increase in the average number of basic cable customers, the continuing migration of our customers from analog to digital services, an increase of subscribers to our High Definition packages, as well as the price increases implemented in March 2008 and March 2009, partially offset by higher bundling discounts due to the increase in Internet and cable telephony customers. ARPU for our cable television services increased from $40.96 in the second quarter of 2008 to $41.64 in the same period of 2009, reflecting price increases, and the migration from analog to digital.

MANAGEMENT DISCUSSION AND ANALYSIS
•	Revenues from Internet access services increased by $16.2 million (13.0%) to $140.4 million. The improvement was mainly due to an increase in the average number of cable-modem Internet customers, along with increased revenues from usage of bandwidth over the limits stipulated in the contracts with our customers and price increases implemented in March 2008 and March 2009. In the second quarter ended June 30, 2009, ARPU for our Internet services increased from $42.02 in 2008 to $42.30 in 2009. This increase was due to higher usage revenues, migration of our customers to more expensive packages and price increases.

•	Revenues from cable telephony services increased by $16.2 million (23.1%) to $86.1 million, essentially because of customer growth. In the second quarter ended June 30, 2009, ARPU for our cable telephony services decreased from $32.37 in 2008 to $31.37 in 2009. This decrease was mainly due to lower charges for options and lower long distance revenues per user. Since the long distance calls are free between our users, the continuing growth in our cable telephony customer base results in lower long distance revenues per user.

•	Revenues from wireless telephony services increased by $2.1 million (26.8%) to $10.0 million, essentially because of customer growth. In the second quarter ended June 30, 2009, ARPU for our wireless telephony services decreased from $50.19 in 2008 to $47.12 in 2009. This decrease was mainly due to customers choosing less expensive monthly plans in 2009 than for the same period in 2008.

•	Revenues from business solutions decreased $1.3 million (-8.4%) to $14.5 million, mainly due to the end of a major contract in the second quarter of 2008.

•	Revenues of Le SuperClub Vidéotron ltée decreased $6.0 million (-45.8%) to $7.1 million, primarily because of the franchising of corporate stores, sale of the StarStruck Entertainment chain and some store closings, partly offset by an increase in royalty revenues. However, the operating margin of this segment remained stable in the second quarter of 2009 compared to the same period in 2008 at $2.8 million.

•	Other revenues, which represent mainly sales of equipment to customers, remained stable at $13.0 million compared to $12.8 million in 2008.
Monthly combined ARPU: $87.15, compared to $81.59 in the same quarter of 2008, an increase of $5.56 (6.8%).
Customer statistics
Cable television – The combined customer base for cable television services increased by 3,400 (0.2%) in the second quarter of 2009 (compared with 7,800 in the same quarter of 2008) and by 72,600 (4.4%) in the 12-month period ended June 30, 2009 (see Table 2). As of June 30, 2009, our cable network had a household penetration rate (number of subscribers as a proportion of 2,563,144 total homes passed as of the end of June 2009) of 67.6% versus 65.9% a year earlier.
•	The number of subscribers to illico Digital TV stood at 990,300 at the end of the second quarter of 2009, an increase of 27,100 or 2.8% during the quarter (compared with an increase of 27,700 in the second quarter of 2008) and a year-over-year increase of 159,800 (19.2%). At June 30, 2009, illico Digital TV had a household penetration rate of 38.6%, compared with 32.9% a year earlier. As of June 30, 2009, 57.2% of our cable television customer base subscribed to our digital services, compared to 50.0% a year ago.

•	The customer base for analog cable television services decreased by 23,700 (-3.1%) in the second quarter of 2009 (compared with a decrease of 19,900 customers in the same quarter of 2008) and by 87,200 (-10.5%) over a one-year period, primarily as a result of customer migration to illico Digital TV.

MANAGEMENT DISCUSSION AND ANALYSIS
Internet access — The number of subscribers to cable Internet access services stood at 1,109,900 at the end of the second quarter of 2009, an increase of 20,600 (1.9%) from the previous quarter (compared with an increase of 23,600 in the second quarter of 2008) and an increase of 121,000 (12.2%) from the end of the second quarter of 2008 (see Table 2). At June 30, 2009, cable Internet access services had a household penetration rate of 43.3%, compared with 39.2% at June 30, 2008.
Cable telephony — The number of subscribers to cable telephony services stood at 934,800 at the end of the second quarter of 2009, an increase of 43,900 (4.9%) from the previous quarter (compared with an increase of 51,300 in the second quarter of 2008) and an increase of 191,900 (25.8%) from the end of the second quarter of 2008 (see Table 2). At June 30, 2009, the IP telephone service had a household penetration rate of 36.5%, compared with 29.5% at June 30, 2008.
Wireless telephony — At June 30, 2009, there were 73,500 lines activated to our wireless telephony services, an increase of 5,500 (8.1%) from the previous quarter (compared with an increase of 4,700 in the second quarter of 2008) and an increase of 18,900 (34.6%) from the end of the second quarter of 2008 (see Table 2).
Table 2
End-of-quarter customer numbers
(in thousands of customers)

	June 09	March 09	Dec. 08	Sept. 08	June 08	March 08

Cable television
Analog	742.3	766.0	788.3	814.8	829.5	849.4
Digital	990.3	963.2	927.3	876.7	830.5	802.8

Total cable television	1,732.6	1,729.2	1,715.6	1,691.5	1,660.0	1,652.2

Cable Internet	1,109.9	1,089.3	1,063.8	1,031.4	988.9	965.3

Cable telephony	934.8	890.9	852.0	797.9	742.9	691.6

Wireless telephony (in thousands of lines)	73.5	68.0	63.4	58.6	54.6	49.9

Operating income: $232.7 million in the second quarter of 2009, an increase of $50.5 million (27.7%).
•	The increase was primarily due to:
o	customer growth for all services;

o	price increases on our cable television services and cable Internet access services; and
o	favourable variance of $16.6 million related to recognition in the second quarter of 2008 of a $19.5 million charge for CRTC Part II licence fees covering the period from September 1, 2006 to June 30, 2008 following the Federal Court of Appeal decision of April 29, 2008. Please see the section “Other issues” below for more details on this matter.
Partially offset by:
o	higher bundling discounts;

o	increase in the cost of our subscriber equipment and network support agreements due to the weakness of the Canadian dollar; and

o	increase in our sales and marketing expenses.
Operating margin (operating income as a percentage of revenues): 47.7% in the second quarter of 2009, compared with 40.7% in the same period of the previous year. This important increase is mostly due to the recognition of a $19.5 million charge for CRTC Part II licence fees in 2008.

MANAGEMENT DISCUSSION AND ANALYSIS
Amortization charges: $58.8 million, an increase of $5.4 million.
•	The increase was mainly due to an increase in the acquisition of fixed and intangible assets, mostly related to telephony and Internet access services and the modernization of our network.
Financial expenses: $18.4 million, a decrease of $10.2 million.
•	The decrease was mainly due to:
o	$9.2 million of interest capitalized to the cost of fixed and intangible assets related to the investments in our 3G network (none in the first quarter of 2008); and
o	$3.4 million gain in the second quarter of 2009 (loss of $1.0 million in the same period in 2008) on foreign currency translation of short-term monetary items.
Partially offset by:
o	interest expense of $32.3 million in 2009, compared to $29.9 million for the same period in 2008, due to an increase in long-term debt.
•	The increase in indebtedness is due to the issuance, on April 15, 2008 and March 5, 2009 of US$455.0 million and US$260.0 million aggregate principal amount of Senior Notes respectively.
Valuation and translation of financial instruments: a gain of $10.6 million compared with a $18.3 million gain last year, a decrease of $7.7 million related to changes in fair value of financial instruments, including embedded derivatives due to changing yield curves.
Income tax expense: $14.9 million (effective tax rate of 8.9%), compared with $7.1 million in the same period of 2008 (effective tax rate of 6.0%).
•	The low rate in 2009 was mainly due to:
o	$18.7 million in non-taxable dividend from the parent company; and

o	$5.3 million in recognition of a deferred tax credit.
•	The low rate in 2008 was mainly due to:
o	$21.5 million in non-taxable dividend from the parent company; and

o	$5.3 million in recognition of a deferred tax credit.
Net income: $151.8 million, an increase of $40.4 million (36.3%).
•	The increase was mainly due to a $50.5 million increase in operating income (taxable at an average rate of 8.9%), partly offset by a $5.4 million increase in amortization.
2009/2008 YEAR-TO-DATE COMPARISON
Revenues: $964.9 million, an increase of $86.9 million (9.9%).
•	Combined revenues from all cable television services increased by $29.4 million (7.4%) to $428.1 million. This growth was primarily due to an increase in the average number of basic cable customers, the continuing migration of our customers from analog to digital services, an increase of subscribers to our High Definition packages, as well as the price increases implemented in March 2008 and March 2009, partially offset by higher bundling discounts due to the increase in Internet and cable telephony customers.

MANAGEMENT DISCUSSION AND ANALYSIS
•	Revenues from Internet access services increased by $33.1 million (13.5%) to $277.3 million. The improvement was mainly due to an increase in the average number of cable-modem Internet customers, along with increased revenues from usage of bandwidth over the limits stipulated in the contracts with our customers and price increases implemented in March 2008 and March 2009.

•	Revenues from cable telephony services increased by $33.8 million (25.0%) to $168.6 million, essentially because of customer growth.

•	Revenues from wireless telephony services increased by $4.2 million (28.5%) to $19.1 million, essentially because of customer growth.

•	Revenues from business solutions decreased $4.5 million (-13.4%) to $29.1 million, due to the end of a major contract.

•	Revenues of Le SuperClub Vidéotron ltée decreased $9.1 million (33.6%) to $18.0 million, primarily because of the franchising of corporate stores, sale of the StarStruck Entertainment chain and some store closings, partly offset by an increase in royalty revenues. However, the operating margin of this segment in the first six-months of 2009 increased $0.4 million to $6.0 million compared to the same period in 2008.

•	Other revenues, which represent mainly sales of equipment to customers, remained stable at $24.9 million.
Monthly combined ARPU: $86.12, compared with $79.99 in the same period of 2008, an increase of $6.13 (7.7%).
Operating income: $456.3 million in the first six-months of 2009, an increase of $77.2 million (20.4%).
•	The increase was primarily due to:
o	customer growth for all services;

o	price increases on our cable television services and cable Internet access services; and

o	favourable variance of $13.5 million related to recognition in the second quarter of 2008 of a $19.5 million charge for CRTC Part II licence fees covering the period from September 1, 2006 to June 30, 2008 following the Federal Court of Appeal decision of April 29, 2008. Please see the section “Other issues” below for more details on this matter.
Partially offset by:
o	higher bundling discounts;

o	increase in the cost of our subscriber equipment and network support agreements due to the weakness of the Canadian dollar; and

o	increase in our sales and marketing expenses.
Operating margin (operating income as a percentage of revenues): 47.3% in the first six-months of 2009, compared with 43.2% in the same period of the previous year. This important increase is mostly due to the recognition of a $19.5 million charge for CRTC Part II licence fees in 2008.
Amortization charge: $117.4 million, an increase of $11.4 million.
•	The increase was mainly due to the acquisition of fixed assets, mostly related to telephony and Internet access services and the modernization of our network.

MANAGEMENT DISCUSSION AND ANALYSIS
Financial expenses: $33.3 million, a decrease of $16.8 million.
•	The decrease was mainly due to:
o	$17.7 million of interest capitalized to the cost of fixed and intangible assets related to the investments in our 3G network (none in the first six-months of 2008); and

o	$8.3 million gain in first six-months of 2009 (a loss of $3.3 million in the same period in 2008) on foreign currency translation of short-term monetary items.
Partially offset by:
o	interest expense of $62.5 million in 2009, compared to $51.3 million for the same period in 2008, due to an increase in long-term debt.
•	The increase in indebtedness is due to the issuance, on April 15, 2008 and March 5, 2009 of US$455.0 million and US$260.0 million aggregate principal amount of Senior Notes respectively.
Valuation and translation of financial instruments: a gain of $21.1 million, an increase of $9.4 million, related to changes in fair value of financial instruments, including embedded derivatives due to changing yield curves.
Income tax expense: $36.0 million (effective tax rate of 11.0%), compared with $25.9 million in the same period of 2008 (effective tax rate of 11.0%).
•	The low rate in 2009 was mainly due to:
o	$37.2 million in non-taxable dividend from the parent company; and

o	$14.0 million due to the recognition of a deferred tax credit.
•	The low rate in 2008 was mainly due to:
o	$42.9 million in non-taxable dividend from the parent company; and

o	$5.3 million due to the recognition of a deferred tax credit.
Net income: $292.3 million, an increase of $83.6 million (40.1%).
•	The increase was mainly due to:
o	$77.2 million increase in operating income (taxable at an average rate of 11.0%);

o	$16.8 million decrease in financial expenses; and

o	$9.4 million increase in the gain on valuation and translation of financial instruments.
Partially offset by:
o	$11.4 million increase in amortization.
Other issues
In 2003 and 2004, a number of companies, including Videotron, brought a suit against the Crown before the Federal Court, alleging that the Part II licence fees annually paid by broadcasters constitute, in fact and in law, unlawful taxes under the Broadcasting Act (Canada). On December 14, 2006, the Federal Court found that these fees did indeed constitute taxes, that the Canadian Radio-television and Telecommunications Commission (“CRTC”) should cease collection of such fees, but concluded that the plaintiff companies would not be entitled to a reimbursement of the amounts already paid. The plaintiffs and the defendant both filed an appeal before the Federal Court of Appeal. On October 1, 2007, the CRTC issued a document stating that it would adhere to the decision rendered and that it would not collect, in 2007 or any subsequent years, the Part II licence fees payable on November 30 of each year unless a Superior Court reverses the decision of the Federal Court of Appeal. Considering these facts and as a result of the decision of the Superior Court, the Company reversed its liability of

MANAGEMENT DISCUSSION AND ANALYSIS
$11.1 million related to these Part II licence fees covering the period from September 1, 2006 to September 30, 2007 in the third quarter of 2007. The Company also ceased to record the Part II licence fees.
On April 29, 2008, the Federal Court of Appeal handed down its decision and overturned the December 14, 2006 decision of the Federal Court. The plaintiff companies disagree with this decision and the request for leave to appeal to the Supreme Court of Canada was accepted on December 18, 2008. The CRTC publicly stated that it will make no attempt to collect outstanding Part II licence fees until the earlier of (a) the judgment of the Federal Court of Appeal is affirmed by the Supreme Court or (b) the matter is settled between the parties. However, by virtue of the Federal Court of Appeal decision that confirms the right of the CRTC to collect Part II licence fees to which the Company is subject, the Company recorded in the second quarter of 2008 a total liability of $19.5 million related to the Part II licence fees and continues on a monthly basis to accrue for the Part II license fees. In the second quarter of 2009, the Company recorded a total liability of $2.9 million related to the Part II licence fees. As of June 30 2009, the Company has accrued a total liability of $31.7 million related to the Part II licence fees.
CASH FLOWS AND FINANCIAL POSITION
Operating activities
Cash flows provided by operating activities: $191.4 million in the second quarter of 2009, compared with $178.3 million in the same quarter of 2008, an increase of $13.1 million (7.3%)
•	The increase was mainly due to:
o	$50.5 million increase in operating income; and

o	$6.4 million due to the net effect of payments on fixed assets and foreign currency translation
Partially offset by :
o	$43.8 million decrease in non-cash balances related to operations, mainly due to the decrease in accounts payables. This decrease is mainly due to the accrual in 2008 of a $19.5 million charge for CRTC Part II licence fees as well as a reduction of the payable in 2009 for subscribers’ equipment.
For the six-month period ended June 30, 2009, cash flows provided by operating activities were $350.7 million in 2009 compared to $293.6 million for the same period in 2008, an increase of $57.1 million (19.4%).
•	The increase was mainly due to:
o	$77.2 million increase in operating income; and

o	$11.4 million due to the net effect of payments on fixed assets and foreign currency translation.
Partially offset by:
o	$31.5 million decrease in non-cash balances related to operations.
Investing activities
Cash flows used in investing activities: $122.2 million in the second quarter of 2009, compared with $306.1 million in the same quarter of 2008, a decrease of $183.9 million.
•	The decrease was mainly due to:
o	in May 2008, the Company subscribed to 200,000,000 preferred shares, Series B, of 9193-2962 Québec Inc., a subsidiary of Quebecor Media Inc., for a total consideration of $200.0 million.
Partially offset by:
o	$15.6 million increase in the acquisition of intangible assets

MANAGEMENT DISCUSSION AND ANALYSIS
For the six-month period ended June 30, 2009, cash flows used by investing activities were $428.6 million in 2009 compared to $987.0 million for the same period in 2008, a decrease of $558.4 million.
•	The decrease was mainly due to:
o	acquisition in 2009 of $190.0 million of shares of a company under common control for tax planning purposes, compared to $585.0 million in the same period of 2008; and

o	in May 2008, the Company subscribed to 200,000,000 preferred shares, Series B, of 9193-2962 Québec Inc., a subsidiary of Quebecor Media Inc., for a total consideration of $200.0 million.
Partially offset by:
o	increase of $19.9 million in 2009 in the acquisition of fixed assets; and

o	increase of $26.1 million in 2009 in the acquisition of intangible assets.
Additions to fixed and intangible assets: $126.7 million in the second quarter of 2009, compared to $105.6 million in the same quarter of 2008, an increase of $21.1 million (20.0%). On a year-to-date basis, we added $248.9 million of fixed and intangible assets, compared with $202.9 million in the same period in 2008, an increase of $46.0 million (22.7%).
•	This growth was mainly due to investments in our 3G network, our telephony and Internet access services and the modernization of our network.
In October 2008, Quebecor Media Inc. and ourselves announced our intention to invest between $800 million and $1.0 billion over the next four years to roll out our own AWS network. This amount includes the cost of the acquired spectrum and operating licences (which has already been paid), the cost of network buildout and initial operating costs (but excludes any capitalized interest). We plan to fund future investments in AWS through cash flow generation and available credit facilities.  We currently anticipate that our new High Speed Packet Access (HSPA) network will be operational in the second quarter of 2010.
Financing activities
Cash flows (used in) provided by financing activities: $81.2 million used in the second quarter of 2009, compared with $127.8 million provided in the same quarter of 2008.
•	The $209.0 million decrease was mainly due to:
o	issuance, on April 15, 2008 of $449.3 million of long-term debt (net of financing costs) in order to repay a portion of our drawings under our revolving credit facility.
Partially offset by:
o	a decrease in net borrowings under bank credit facility of $203.8 million in 2008 compared to none in 2009, mainly caused by the issuance of long term debt; and

o	a decrease of cash distributions to its parent company, Quebecor Media Inc., of $29.0 million ($81.0 million in 2009 compared to $110.0 million for the same period in 2008).
For the six-month period ended June 30, 2009, cash flows provided by financing activities were $149.1 million in 2009 compared to $693.4 million for the same period in 2008.
•	The $544.3 million decrease was mainly due to:
o	issuance in 2008 of $449.3 million of long-term debt compared to $325.5 million for the same period in 2009

MANAGEMENT DISCUSSION AND ANALYSIS
o	a decrease in net borrowings under bank credit facility of $207.7 million in 2009 compared to $126.7 million in 2008, mainly caused by the issuance of long term debt; and

o	the Company contracting a subordinated loan of $585.0 million from Quebecor Media Inc. in 2008 for tax planning purposes compared to $190.0 million for the same period in 2009.
Partially offset by:
o	a decrease of cash distributions to its parent company, Quebecor Media Inc., of $75.0 million ($155.0 million in 2009 compared to $230.0 million for the same period in 2008).
Critical Accounting Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Consequently, actual results could differ from these estimates. We believe that all of our critical accounting estimates are as described in our consolidated financial statements for the years ended December 31, 2008, 2007 and 2006, included in our annual report on Form 20-F filed for the year ended December 31, 2008, and that, apart from the adoption of the Canadian Institute of Chartered Accountants (‘’CICA’’) Section 3064, Goodwill and Intangible Assets described below in the “Changes in Accounting Policies and Accounting Estimates” section, there has been no change in such critical accounting estimates since December 31, 2008.
Contractual obligations
Material contractual obligations included capital repayment and interest on long-term debt, operating lease arrangements, capital asset purchases and other commitments, and obligations related to financial instruments. The company entered into the following material contractual obligations in 2009:
•	On March 5, 2009, the Company issued US$260.0 million in aggregate principal amount of Senior Notes.

MANAGEMENT DISCUSSION AND ANALYSIS
Apart from these obligations, there were no material changes in contractual obligations in the second quarter of 2009 compared with the disclosures in the Annual Report for the year ended December 31, 2008 (Form 20F).

		Payments Due by Period
		as of June 30, 2009
		< 1	Less than
	Total	year	1-3 years	3-5 years	> 5 years
	(in million of dollars)
Contractual obligations:
Accounts payable and accrued charges	243.7	243.7	—	—	—
6 7/8% Senior Notes due January 15, 2014	763.4	—	—	763.4	—
6 3/8% Senior Notes due December 15, 2015	202.9	—	—	—	202.9
9 1/8% Senior Notes due April 15, 2018	819.8	—	—	—	819.8
Cash Interest Expense(1)	960.1	132.1	264.2	255.6	308.2
Derivative financial instruments(2)	44.4	—	—	71.2	(26.8)

Total contractual cash obligations	$3,034.3	$375.8	$264.2	$1,090.9	$1,304.1

(1)	Estimate of interest to be paid on long-term debt and bank indebtedness is based on the hedged and unhedged interest rates and hedged foreign exchange rate as at June 30, 2009.

(2)	Estimated net future reimbursements on derivative financial instruments relate to foreign exchange hedging.
Changes in Accounting Policies and Accounting Estimates
Current changes in accounting policies under Canadian GAAP
On January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and which resulted in the withdrawal of Section 3450, Research and Development Costs and of Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and which resulted also in the amendment of Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. This new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, whether those assets are separately acquired or internally developed, as well as it clarifies the application of the concept of matching revenues and expenses. The adoption of Section 3064 eliminated the deferral of start-up costs which are now recognized as an expense as they are incurred. Consequently, the Company has adjusted opening deficit as if the new rules had always been applied in the past and the prior period comparative figures have been restated. As well, the Company made reclassifications in order to present certain assets, mainly software licences, as intangible assets instead of presenting them as fixed assets. For more details on the impact of these changes on our financial statements, please refer to Note 2 of our Interim Consolidated Financial Statements for the three-month and six-month periods ended June 30, 2009.

MANAGEMENT DISCUSSION AND ANALYSIS
Recent accounting developments in Canada
The CICA issued three new accounting standards in January 2009 — Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling interests, to converge the accounting for business combinations and the reporting of non-controlling interest to International financial reporting standards “IFRS”.
Section 1582, Business Combinations, replaces Section 1581, Business Combinations, and establishes new guidance on the recognition and measurement at fair value of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at their proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. Section 1582 applies prospectively to business combinations realized in or subsequent to the first annual reporting period beginning on or after January 1, 2011.
Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, which together replace Section 1600, Consolidated Financial Statements, establish new guidance on the accounting for non-controlling interests and for transactions with non-controlling interest. The new Sections require that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and have to be adopted concurrently with Section 1582.
In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB“). For its 2011 interim and annual financial statements, the Company will be required to report under IFRS and to provide IFRS comparative information for the 2010 fiscal year.
IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. As part of the IFRS conversion project, the Company has established an implementation team, which includes a project manager, senior levels of management from all relevant departments and subsidiaries, a steering committee to oversee the project, and it has also engaged an external expert advisor to assist. Regular progress reporting to senior management and to the Audit Committee on the status of the IFRS conversion project has been established.
The conversion project consists of four phases:
“Diagnostic” Phase – This phase involves a detailed review and initial scoping of accounting differences between Canadian GAAP and IFRS, a preliminary evaluation of IFRS 1 exemptions for first time IFRS adopters, and a high-level assessment of potential consequences to financial reporting, business processes, internal controls, and information systems.
“Design and Solutions Development” Phase – This phase involves prioritizing accounting treatment issues and preparing a conversion plan, quantifying the impact of converting to IFRS, reviewing and approving accounting policy choices, performing a detailed impact assessment and designing changes to systems and business processes, developing IFRS training material, and drafting IFRS financial statement content.
“Implementation” Phase – This phase involves embedding changes to systems, business processes and internal controls, determining the opening IFRS transition balance sheet and tax impacts, parallel accounting under Canadian GAAP and IFRS, and preparing detailed reconciliations of Canadian GAAP to IFRS financial statements.

MANAGEMENT DISCUSSION AND ANALYSIS
“Post Implementation” Phase – This phase involves conversion assessment, evaluating improvements for a sustainable operational IFRS model, and the testing of the internal controls environment.
The Company has completed the diagnostic phase and the project design, and is currently developing the project implementation strategy. Initial training has been provided to key employees and further investment in training and resources will be made throughout the transition to facilitate a timely and efficient changeover to IFRS.
Management is currently evaluating the available exemptions under IFRS 1, First-Time Adoption of International Financial Reporting Standards, and their impact on the future financial position of the Company. Significant efforts are being invested in evaluating the effects on recognition, measurement, presentation and disclosure of areas that may create material differences with existing Canadian GAAP such as:
▪	Presentation of Financial Statements (IAS 1),

▪	Property, Plant and Equipment (IAS 16),

▪	Impairment of Assets (IAS 36),

▪	Income Taxes (IAS 12),

▪	Employee Benefits (IAS 19) and

▪	Share-Based Payments (IFRS 2)
The above should not be regarded as an exhaustive list of changes expected on transition to IFRS. At this time, the comprehensive impact of the changeover on the Company’s future financial position and results of operations is not yet determinable. Management intends to complete this assessment in time to compile parallel IFRS financial information in 2010.
The Company continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue issuing new accounting standards during the transition period. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all the applicable IFRS at the conversion date are known.
The Company’s IFRS project is progressing according to the plan.

MANAGEMENT DISCUSSION AND ANALYSIS
Forward-looking statements
This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, business strategies and certain plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate, as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:
•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate, including competition from alternative means of programs and content transmission;

•	unanticipated higher capital spending required to address continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion ;

•	our ability to successfully pursue a strategy of becoming a facilities-based wireless provider;

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•	changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of our licences or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.
We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in the Annual Report on Form 20F, included under the section “Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. We disclaim any obligation to update these statements unless applicable securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission, or the SEC.

VIDEOTRON LTD.
Interim Consolidated Statements of Income
(in thousands of Canadian dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
	(restated – note2)			(restated – note 2)
Operating revenues:
Cable television	$216,356	$203,647	$428,101	$398,751
Internet	140,431	124,246	277,250	244,196
Telephony	86,065	69,899	168,577	134,825
Wireless telephony	10,000	7,885	19,051	14,829
Business solution	14,476	15,805	29,107	33,609
Video stores	7,139	13,162	17,966	27,067
Other	12,954	12,809	24,883	24,797

	487,421	447,453	964,935	878,074

Direct costs and operating expenses	254,716	265,244	508,625	499,002

Amortization	58,766	53,375	117,437	106,044

Financial expenses (note 3)	18,363	28,532	33,275	50,091

Gain on valuation and translation of financial instruments (note 4)	(10,574)	(18,300)	(21,073)	(11,703)

Other	(689)	—	(1,800)	—

Income before income taxes and non-controlling interest	166,839	118,602	328,471	234,640

Income taxes:
Current	1,310	126	2,070	159
Future	13,577	7,019	33,930	25,762

	14,887	7,145	36,000	25,921

	151,952	111,457	292,471	208,719

Non-controlling interest	127	26	169	55

Net income	$151,825	$111,431	$292,302	$208,664

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Interim Consolidated Statements of Comprehensive Income
(in thousands of Canadian dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
		(restated - note 2)		(restated - note2)
Net income	$151,825	$111,431	$292,302	$208,664

Other comprehensive income (loss):
Loss on valuation of derivative financial instruments	(12,371)	(32,447)	(9,310)	(24,780)
Income taxes	14,378	8,416	9,033	6,382

	2,007	(24,031)	(277)	(18,398)

Comprehensive income	$153,832	$87,400	$292,025	$190,266

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Interim Consolidated Statements of Shareholder’s Equity
(in thousands of Canadian dollars)
(Unaudited)

				Accumulated
	Capital		Retained	other	Total
	stock	Contributed	earnings	comprehensive	shareholder’s
	(note 8)	surplus	(deficit)	loss (note 9)	equity

Balance as at December 31, 2007, as previously reported	$46,177	$576,979	$(356,744)	$(7,302)	$259,110

Cumulative effect of changes in accounting policies (note 2)	—	—	(1,913)	—	(1,913)

Balance as at December 31, 2007, as restated	46,177	576,979	(358,657)	(7,302)	257,197

Net income (note 2)	—	—	208,664	—	208,664

Related party transactions	—	—	(750)	—	(750)

Dividends	—	—	(110,000)	—	(110,000)

Other comprehensive loss	—	—	—	(18,398)	(18,398)

Balance as at June 30, 2008, as restated	46,177	576,979	(260,743)	(25,700)	336,713

Net income (note 2)	—	—	188,213	—	188,213

Related party transactions	—	—	(352)	—	(352)

Reduction in paid-up capital (note 8)	(46,176)	(73,824)	—	—	(120,000)

Other comprehensive loss	—	—	—	(1,398)	(1,398)

Balance as at December 31, 2008, as restated	1	503,155	(72,882)	(27,098)	403,176

Net income	—	—	292,302	—	292,302

Conversion of contributed surplus (note 10)	—	(496,000)	496,000	—	—

Dividends	—	—	(155,000)	—	(155,000)

Other comprehensive loss	—	—	—	(277)	(277)

Balance as at June 30, 2009	$1	$7,155	$560,420	$(27,375)	$540,201

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Interim Consolidated Statements of Cash Flows
(in thousands of Canadian dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
		(restated – note 2)		(restated – note 2)
Cash flows related to operating activities:
Net income	$151,825	$111,431	$292,302	$208,664
Adjustments for the following items:
Amortization of fixed assets	55,187	51,118	110,295	101,786
Amortization of intangible assets and other assets	3,579	2,257	7,142	4,258
Loss (gain) on disposal of fixed assets	100	777	(643)	1,439
Gain on valuation and translation of financial instruments (note 4)	(10,574)	(18,300)	(21,073)	(11,703)
Amortization of financing costs and long-term debt premium or discount (note 3)	630	400	783	510
Non-controlling interest	127	26	169	55
Future income taxes	13,577	7,019	33,930	25,762
Other	(2,981)	(193)	(4,341)	(833)

	211,470	154,535	418,564	329,938
Net change in non-cash balances related to operations	(20,084)	23,763	(67,892)	(36,363)

Cash flows provided by operating activities	191,386	178,298	350,672	293,575
Cash flows related to investing activities:
Additions to fixed assets	(102,156)	(96,698)	(203,940)	(184,016)
Additions to intangible assets	(24,544)	(8,983)	(44,995)	(18,907)
Acquisition of shares of a company under common control (note 6)	—	—	(190,000)	(585,000)
Acquisition of a company under common control	—	(200,000)	—	(200,000)
Other	4,455	(459)	10,331	903

Cash flows used in investing activities	(122,245)	(306,140)	(428,604)	(987,020)
Cash flows related to financing activities:
Net change in bank indebtedness	—	(7,681)	(3,613)	15,841
Issuance of long-term debt, net of financing costs (note 7)	—	449,338	325,544	449,338
Net borrowings under bank credit facility	—	(203,815)	(207,670)	(126,734)
Subordinated loan from parent company (note 6)	—	—	190,000	585,000
Reduction in paid-up capital	—	—	—	(120,000)
Dividends	(81,000)	(110,000)	(155,000)	(110,000)
Other	(158)	—	(158)	—

Cash flows (used in) provided by financing activities	(81,158)	127,842	149,103	693,445

Net change in cash and cash equivalents	(12,017)	—	71,171	—
Cash and cash equivalents, beginning of period	83,188	—	—	—

Cash and cash equivalents, end of period	$71,171	$—	$71,171	$—

Cash interest payments	$42,266	$22,281	$63,765	$47,254
Cash income tax payments (net of refunds)	89	5	267	211
Additions to intangible assets:
Internally developed	(9,044)	(7,256)	(18,871)	(14,576)
Externally developed	(15,500)	(1,727)	(26,124)	(4,331)

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Interim Consolidated Balance Sheets
(in thousands of Canadian dollars)
(Unaudited)

	June 30,	December 31,
	2009	2008
		(restated – note 2)
Assets
Current assets:
Cash and cash equivalents	$71,171	$–
Accounts receivable	166,265	164,375
Income taxes	65	189
Amounts receivable from affiliated companies	16,815	15,611
Inventories	39,287	48,296
Prepaid expenses	28,786	11,756
Future income taxes	2,555	35,982

	324,944	276,209

Investments (note 6)	2,245,000	2,055,000
Fixed assets	1,623,679	1,533,047
Intangible assets	684,439	646,493
Derivative financial instruments	67,377	124,187
Other assets	35,731	35,427
Future income taxes	718	1,038
Goodwill	432,521	433,878

	$5,414,409	$5,105,279

Liabilities and Shareholder’s equity
Current liabilities:
Bank indebtedness	$–	$3,613
Accounts payable and accrued charges	262,843	343,283
Amounts payable to affiliated companies	15,468	19,358
Deferred revenue	178,148	164,779
Income taxes	2,166	1,317

	458,625	532,350

Long-term debt (note 7)	1,790,135	1,807,997
Subordinated loan from parent company (note 6)	2,245,000	2,055,000
Derivative financial instruments	114,311	45,688
Future income taxes	234,664	229,479
Other liabilities	31,473	31,589

	4,874,208	4,702,103

Shareholder’s equity:
Capital stock (note 8)	1	1
Contributed surplus (note 10)	7,155	503,155
Retained earnings (deficit)	560,420	(72,882)
Accumulated other comprehensive loss (note 9)	(27,375)	(27,098)

	540,201	403,176

	$5,414,409	$5,105,279

Subsequent event (note 12)
See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements
For the three-month and six-month periods ended June 30, 2009
(tabular amounts are in thousands of Canadian dollars)
(Unaudited)
Videotron Ltd. (the “Company”) is a wholly-owned subsidiary of Quebecor Media Inc. (the parent company) and is a subsidiary of Quebecor Inc. (the ultimate parent company). The Company offers television distribution, Internet, business solutions, telephony and wireless services in Canada and operates in the rental of movies or televisual products through its Video-On-Demand service or its distribution and rental stores.
1.	Basis of presentation:

These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The same accounting policies have been used as described in the Company’s latest annual consolidated financial statements, with the exception of the changes described in note 2 below. However, these interim consolidated financial statements do not include all disclosures required under Canadian GAAP for annual consolidated financial statements and accordingly should be read in conjunction with the latest annual consolidated financial statements and the notes thereto. In the opinion of management, these interim consolidated financial statements contain all the adjustments considered necessary.

Certain comparative figures for the previous periods have been reclassified to conform to the presentation adopted for the three-month and six-month periods ended June 30, 2009.

2.	Changes in accounting policies:

Current changes in accounting policies

On January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and which resulted in the withdrawal of Section 3450, Research and Development Costs and of Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and which resulted also in the amendment of Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. This new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, whether those assets are separately acquired or internally developed, as well as it clarifies the application of the concept of matching revenues and expenses. The adoption of Section 3064 eliminated the deferral of start-up costs which are now recognized as an expense as they are incurred. Consequently, the Company has adjusted opening deficit as if the new rules had always been applied in the past and the prior period comparative figures have been restated. As well, the Company made reclassifications in order to present certain assets, mainly software licences, as intangible assets instead of presenting them as fixed assets.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
For the three-month and six-month periods ended June 30, 2009
(tabular amounts are in thousands of Canadian dollars)
(Unaudited)
2.	Changes in accounting policies (continued):

Current changes in accounting policies (continued)

As a result of the adoption of these new rules, the following tables summarize the adjustments that were recorded in the interim consolidated financial statements:
Consolidated Balance sheet

	As of December	As of December
Increase (decrease)	31, 2008	31, 2007

Fixed assets	$(79,428)	$(39,938)
Intangible assets	79,428	39,938
Other assets	(653)	(2,617)
Future income tax liabilities	(175)	(704)
Deficit	478	1,913

Consolidated Statement of income

	Three months ended	Six months ended
Increase (decrease)	June 30, 2008	June 30, 2008

Direct costs and operating expenses	$—	$(725)
Amortization	(346)	(817)
Future income tax expense	93	415

Future changes in accounting policies

The CICA issued three new accounting standards in January 2009 — Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling interests, to converge the accounting for business combinations and the reporting of non-controlling interest to International financial reporting standards (“IFRS”).

Section 1582, Business Combinations, replaces Section 1581, Business Combinations, and establishes new guidance on the recognition and measurement of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at their proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
For the three-month and six-month periods ended June 30, 2009
(tabular amounts are in thousands of Canadian dollars)
(Unaudited)
2.	Changes in accounting policies (continued):

Future changes in accounting policies (continued)

the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. Section 1582 applies prospectively to business combinations realized in or subsequent to the first annual reporting period beginning on or after January 1, 2011.

Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, which together replace Section 1600, Consolidated Financial Statements, establish new guidance on accounting for non-controlling interests and for transactions with non-controlling interest. The new Sections require that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and have to be adopted concurrently with Section 1582.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
For the three-month and six-month periods ended June 30, 2009
(tabular amounts are in thousands of Canadian dollars)
(Unaudited)
3.	Financial expenses:

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008

Third parties:
Interest on long-term debt	$32,316	$29,929	$62,530	$51,273
Amortization of financing costs and long-term debt premium or discount	630	400	783	510
(Gain) loss on foreign currency translation of short-term monetary items	(3,361)	989	(8,302)	3,304
Other	(115)	(551)	(153)	(551)

	29,470	30,767	54,858	54,536

Affiliated parties:
Interest expense	58,721	67,382	116,408	134,441
Dividend income	(60,672)	(69,617)	(120,282)	(138,886)

	(1,951)	(2,235)	(3,874)	(4,445)

Interest capitalized to the cost of:
Fixed assets	(914)	—	(1,471)	—
Intangible assets	(8,242)	—	(16,238)	—

	(9,156)	—	(17,709)	—

	$18,363	$28,532	$33,275	$50,091

4.	Gain on valuation and translation of financial instruments:

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008

Gain on embedded derivatives	$(4,266)	$(12,021)	$(9,723)	$(6,913)
Gain on ineffective portion of fair value hedges	(6,308)	(6,279)	(11,350)	(4,790)

	$(10,574)	$(18,300)	$(21,073)	$(11,703)

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
For the three-month and six-month periods ended June 30, 2009
(tabular amounts are in thousands of Canadian dollars)
(Unaudited)
5.	Pension plans:

The Company maintains defined benefit and contribution pension plans for its employees. The total costs were as follows:

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008

Pension plans:
Defined benefit plans	$16	$1,256	$1,535	$2,682
Defined contribution plans	1,388	1,341	2,814	2,754

	$1,404	$2,597	$4,349	$5,436

6.	Subordinated loan from parent company:

	June 30,	December 31,
	2009	2008

Subordinated loan — Quebecor Media Inc.	$2,245,000	$2,055,000

On January 9, 2009, CF Cable TV Inc., a wholly-owned subsidiary of the Company, increased the subordinated loan by $190.0 million from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 9, 2024. On the same day, CF Cable TV Inc. invested the total proceeds of $190.0 million into 190,000 preferred shares, Series B, of 9101-0835 Québec Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

The above transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
For the three-month and six-month periods ended June 30, 2009
(tabular amounts are in thousands of Canadian dollars)
(Unaudited)
7.	Long-term debt:

On March 5, 2009, the Company issued US$260.0 million in aggregate principal amount of Senior Notes at a discount price of 98.625% for net proceeds of $332.4 million, including accrued interest of $6.9 million and net of financing fees of $6.9 million. The Senior Notes bear interest at a rate of 9.125% for an effective interest rate of 9.35% payable every six months on June 15 and December 15, and will mature on April 15, 2018. These Notes are unsecured and contain certain restrictions on the Company, including limitations on its ability to incur additional indebtedness, pay dividends and make other distributions. The Notes are guaranteed by specific subsidiaries of the Company and are redeemable at the option of the Company, at a decreasing premium commencing April 15, 2013. The Company has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency interest rate swaps, under which all payments have been set in Canadian dollars at a foreign exchange rate of 1.2965.

Components of the long-term debt are as follows:

	June 30,	December 31,
	2009	2008

Bank credit facility	$—	$207,670
Senior Notes	1,786,155	1,558,998

	1,786,155	1,766,668

Change in fair value related to hedged interest rate risks	26,564	49,402
Adjustment related to embedded derivatives	1,742	11,465
Financing fees, net of amortization	(24,326)	(19,538)

	$1,790,135	$1,807,997

8.	Capital stock:
(a)	Authorized capital stock

An unlimited number of common shares, without par value, voting and participating.

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
For the three-month and six-month periods ended June 30, 2009
(tabular amounts are in thousands of Canadian dollars)
(Unaudited)
8.	Capital stock (continued):
(a)	Authorized capital stock (continued)

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)	Issued capital stock

	June 30,	December 31,
	2009	2008

2,515,277 common shares, Series A	$1	$1

On several occasions during the year ended December 31, 2008, the Company reduced the paid-up capital of its common shares by total cash distributions of $120.0 million of which $73.8 million were recorded as a reduction of contributed surplus.

On September 23, 2008, as part of the acquisition of 9193-2962 Québec Inc., the Company issued one common share for a cash consideration of one dollar.

(c)	Stock-based compensation:

The following table provides details of changes to outstanding options under the main stock-based compensation plans established by the parent company for the six-month period ended June 30, 2009:

		Outstanding options
		Weighted average
	Number	exercise price

As of December 31, 2008:	1,382,035	$42.35
Granted	51,000	37.91
Exercised	(3,058)	30.08
Cancelled	(987)	33.41

As of June 30, 2009	1,428,990	$42.22

Vested options as of June 30, 2009	44,590	$27.81

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
For the three-month and six-month periods ended June 30, 2009
(tabular amounts are in thousands of Canadian dollars)
(Unaudited)
8.	Capital stock (continued):
(c)	Stock-based compensation (continued):

During the three-month and six-month periods ended June 30, 2009, the net charge related to the parent company’s stock-based compensation plans was recorded in the amount of $0.2 million and a net reversal of $0.1 million, respectively, (a net reversal of $0.4 million and of $1.3 million, respectively, was recorded in 2008).

During the six-month period ended June 30, 2009, 3,058 stock options were exercised for a cash consideration of $0.03 million (560,107 stock options for a cash consideration of $18.4 million in 2008). During the three-month periods ended June 30, 2009 and 2008, no stock options were exercised.
9.	Accumulated other comprehensive loss:

Amounts accounted for in the accumulated comprehensive loss relate solely to cash flow hedges. No significant amount is expected to be reclassified to income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 9-year period.

10.	Conversion of contributed surplus:

During the second quarter of 2009, the parent company authorized the Company to convert $496.0 million of contributed surplus to retained earnings.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
For the three-month and six-month periods ended June 30, 2009
(tabular amounts are in thousands of Canadian dollars)
(Unaudited)
11.	Significant differences between GAAP in Canada and the United States:

The Company’s interim consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States (“U.S. GAAP”). The following tables set forth the impact of material differences on the Company’s consolidated financial statements between Canadian and U.S. GAAP.
(a)	Consolidated statements of income

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
		(restated note 2		(restated note 2
		and note 11 (viii))		and note 11 (viii))
Net income as per Canadian GAAP	$151,825	$111,431	$292,302	$208,664

Non-controlling interest as per Canadian GAAP	127	26	169	55

Adjustments:
Push-down basis of accounting (i)	(3,552)	(2,151)	(7,136)	(4,304)
Change in the fair value and ineffective portion of derivative financial instruments (iv)	(7,334)	(10,182)	(7,154)	(16,135)
Share-based compensation (v)	(700)	(1,200)	(4,200)	(2,600)
Income taxes (vi)	(6,086)	(1,598)	(13,088)	(791)
Other	—	—	(15)	—

	(17,672)	(15,131)	(31,593)	(23,830)

Net income as adjusted per U.S. GAAP	$134,280	$ 96,326	$260,878	$184,889

Attributable to (vii):
Equity shareholder	$134,153	$ 96,300	$260,709	$184,834
Non-controlling interest	127	26	169	55

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
For the three-month and six-month periods ended June 30, 2009
(tabular amounts are in thousands of Canadian dollars)
(Unaudited)
11.	Significant differences between GAAP in Canada and the United States (continued):
(b)	Consolidated statements of comprehensive income

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
		(restated note 2		(restated note 2
		and note 11 (viii))		and note 11 (viii))
Comprehensive income as per Canadian GAAP	$153,832	$ 87,400	$292,025	$190,266

Non-controlling interest as per Canadian GAAP	127	26	169	55

Other adjustment to net income as per (a) above	(17,672)	(15,131)	(31,593)	(23,830)
Adjustments to other comprehensive income:
Derivative financial instruments (iv)	3,484	821	(1,662)	5,015
Income taxes (vi)	2,090	(124)	2,797	(980)

	5,574	697	1,135	4,035

Comprehensive income as per U.S. GAAP	$141,861	$ 72,992	$261,736	$170,526

Attributable to (vii):
Equity shareholder	$141,734	$ 72,966	$261,567	$170,471
Non-controlling interest	127	26	169	55

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
For the three-month and six-month periods ended June 30, 2009
(tabular amounts are in thousands of Canadian dollars)
(Unaudited)
11.	Significant differences between GAAP in Canada and the United States (continued):
(c)	Consolidated balance sheets

		June 30, 2009		December 31, 2008
	Canada	United States	Canada	United States
			(restated –
			note 2)
Fixed assets	$1,623,679	$1,702,420	$1,533,047	$1,618,061
Goodwill	432,521	2,571,514	433,878	2,575,703
Future income tax assets	3,273	4,672	37,020	37,289
Other assets	35,731	11,559	35,427	14,764
Accounts payable and accrued charges	(262,843)	(268,694)	(343,283)	(328,700)
Long-term debt	(1,790,135)	(1,795,957)	(1,807,997)	(1,804,003)
Future income tax liabilities	(234,664)	(248,738)	(229,479)	(250,335)
Other liabilities	(31,473)	(8,727)	(31,589)	(12,337)
Contributed surplus	(7,155)	(5,118,353)	(503,155)	(5,118,353)
(Retained earnings) deficit	(560,420)	2,370,065	72,882	2,475,774
Accumulated other comprehensive loss	27,375	15,128	27,098	15,986

Accumulated other comprehensive loss as at June 30, 2009 and December 31, 2008 is as follows:

	June 30,	December 31,
	2009	2008

Accumulated other comprehensive loss as per Canadian GAAP	$(27,375)	$(27,098)
Adjustments:
Pension and postretirement benefits (iii)	9,359	9,359
Derivative financial instruments (iv)	3,314	4,976
Income taxes (vi)	(426)	(3,223)

	12,247	11,112

Accumulated other comprehensive loss as per U.S. GAAP	$(15,128)	$(15,986)

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
For the three-month and six-month periods ended June 30, 2009
(tabular amounts are in thousands of Canadian dollars)
(Unaudited)
11.	Significant differences between GAAP in Canada and the United States (continued):
(i)	Push-down basis of accounting:

The basis of accounting used in the preparation of this reconciliation of Canadian GAAP to U.S. GAAP reflects the push-down resulting from the acquisition of the Company and its subsidiaries on October 23, 2000 by Quebecor Media Inc. Under Canadian GAAP, each entity has retained the historical carrying value basis of its assets and liabilities. The excess of the purchase price over the value assigned to the net assets of the Company at the date of acquisition has been allocated to goodwill and has been amortized, up to December 31, 2001, on the straight-line basis over 40 years.

As at June 30, 2009, the push-down resulted in an increase in fixed assets of $80.4 million, an increase in goodwill of $2,139.0 million, an increase in future income tax liability of $22.5 million, an increase in contributed surplus of $4,577.0 million and an increase in the deficit of $2,380.1 million

(ii)	Goodwill impairment:

The accounting requirements for goodwill under Canadian GAAP and U.S. GAAP are similar in all material respects. However, in accordance with the transitional provisions contained in Section 3062 of the CICA Handbook, an impairment loss recognized during the financial year in which the new recommendations were initially applied in 2001 was recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. Under U.S. GAAP, an impairment loss recognized as a result of a transitional goodwill impairment test was recognized as the effect of a change in accounting principles in the statement of operations above the caption “net income”.

(iii)	Pension and postretirement benefits:

Under U.S. GAAP, Statement of Financial Accounting Standards (SFAS) No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans requires the recognition of the over- or under-funded positions of defined benefit pension and other postretirement plans on the balance sheet, along with a corresponding non-cash adjustment to be recorded in accumulated other comprehensive income (loss).

Under Canadian GAAP, a company is not required to recognize the over- or under-funded positions or to recognize an additional minimum liability. However, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan assets. U.S. GAAP does not provide for a valuation allowance against pension assets.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
For the three-month and six-month periods ended June 30, 2009
(tabular amounts are in thousands of Canadian dollars)
(Unaudited)
11.	Significant differences between GAAP in Canada and the United States (continued):
(iv)	Derivative financial instruments and hedging accounting:

Since January 1, 2007, standards for hedge accounting under Canadian GAAP are similar to those under U.S. GAAP, as established by SFAS 133, Accounting for Derivative Instruments and Hedging Activities.

However, under Canadian GAAP, certain embedded derivatives, such as early settlement options included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and, therefore must be recorded at their fair value with changes in income. Under U.S. GAAP, these embedded derivatives are considered closely related to their host contract and do not have to be recorded separately at their fair values. Accordingly, the measurement of ineffective hedging relationships recorded in income under U.S. GAAP differs from the measurement under Canadian GAAP.

(v)	Stock-based compensation:

Under U.S. GAAP, in accordance with SFAS 123R, Share-Based Payment, the liability related to stock-based awards that call for settlement in cash or other assets must be measured at its fair value based on the fair value of stock option awards and is re-measured at the end of each reporting period. Under Canadian GAAP, the liability is measured and re-measured based on the intrinsic values of the stock option awards instead of the fair values.

(vi)	Income taxes:

The Company and a subsidiary have entered into tax consolidation transactions with a parent company through which tax losses were transferred between the parties. Under Canadian GAAP, these transactions resulted in the recognition of deferred credits. Under U.S. GAAP, since these transactions relate to asset transfers between related parties, the difference between the carrying value of the tax benefits transferred and the cash consideration received or paid is recognized in contributed surplus.

Under Canadian GAAP, income taxes are measured using substantively enacted tax rates, while under U.S. GAAP measurement is based on enacted tax rates.

Furthermore, under U.S. GAAP, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of SFAS 109, Accounting for Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109 and prescribes a recognition

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
For the three-month and six-month periods ended June 30, 2009
(tabular amounts are in thousands of Canadian dollars)
(Unaudited)
11.	Significant differences between GAAP in Canada and the United States (continued):
(vi)	Income taxes (continued):

threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Canadian GAAP, there is no such interpretation and therefore the reserve related to income tax contingencies is not based on the same level of likelihood as prescribed by FIN 48.

(vii)	Business combinations and non-controlling interest:

As of January 1, 2009 the Company adopted SFAS 141R, Business Combinations, and SFAS 160, Non-controlling Interests in its consolidated financial statements.

The provisions of SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after December 31, 2008. SFAS 141R establishes new guidance on the recognition and measurement of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at their proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. The adoption of this Section has not yet created a difference between Canadian and U.S. GAAP.

The new rules under SFAS 160 establish new guidance on accounting for non-controlling interests and for transactions with non-controlling interest. SFAS 160 requires that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. The new presentation applies retroactively and U.S. GAAP prior periods figures have been restated.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
For the three-month and six-month periods ended June 30, 2009
(tabular amounts are in thousands of Canadian dollars)
(Unaudited)
11.	Significant differences between GAAP in Canada and the United States (continued):
(viii)	Development and pre-operating costs:

As a result of the adoption of CICA Section 3064 (note 2), the accounting rules related to start-up costs have been harmonized with U.S. GAAP and accordingly, a US GAAP adjustment in connection with these costs is no longer required. The prior period U.S. GAAP adjustment has been restated since the new rules under Canadian GAAP were applied retroactively with restatement of prior period figures.

(ix)	Fair value measurements:

On January 1, 2009, the Company adopted the provisions of SFAS 157, Fair Value Measurements, related to the guidance for using fair value to measure certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption had no impact on its consolidated financial statements.

(x)	Conversion of contributed surplus:

During the second quarter of 2009, the Company eliminated its deficit by converting $496.0 million of contributed surplus. Under Canadian GAAP, this transaction was permitted by obtaining the proper authorization from the parent company. Under US GAAP, the Company did not meet the requirements set forth by the SEC’s “Quasi-Reorganization” SAB 5-S; hence, the transaction was not allowed under U.S. GAAP.
12.	Subsequent event:

On August 6, 2009, the Company paid dividends to its parent company for total cash distributions of $23.0 million.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.
By:	/s/ Marie-Josée Marsan
Marie-Josée Marsan
Vice-President, Finance and Chief Financial Officer

Date: August 7, 2009